Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London, E14 4QA

United Kingdom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Ms. Celeste Murphy, Legal Branch Chief
Mr. John Zitko, Staff Attorney
Ms. Cicely LaMothe, Branch Chief
Mr. Wilson Lee, Staff Accountant

November 18, 2010

Re:	SYSWIN Inc. (“the Company”)
Registration Statement on Form F-1 (Registration File No. 333-170350)

Dear Mr. Spirgel, Ms. Murphy, Mr. Zitko, Ms. LaMothe and Mr. Lee:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters of the offering, wish to advise you that we have made necessary arrangements to distribute the Company’s preliminary prospectus dated November 10, 2010 for the offering commencing on or about Wednesday November 10, 2010 and continuing through the date hereof, approximately as follows:

1,643 copies to institutional investors

835 copies to individuals

1,007 copies to others

Total:     3,485

On November 17, 2010, the Financial Industry Regulatory Authority has granted a “No Objections” opinion in respect of this offering.

We confirm that we, in our capacity as representative of the several underwriters of the offering, are aware of our obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of SYSWIN Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 PM, New York City Time, on November 22, 2010, or as soon thereafter as practicable.

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[signature page follows]

Very truly yours,

As representative of the several Underwriters

Morgan Stanley & Co. International plc

By	/s/ Alex To
	Name:	Alex To
	Title:	Managing Director
Co-Head of China Investment Banking

SIGNATURE PAGE TO UNDERWRITERS’ ACCELERATION REQUEST